Exhibit 99.04
CONSENT OF GOLDMAN, SACHS & CO.
August 6, 2007
Board of Directors
Solectron Corporation
847 Gibraltar Drive
Milpitas, CA 95035

Re:	Amendment No. 1 to Registration Statement on Form S-4 of Flextronics International Ltd. (File No. 333-144486)
Gentlemen:
     Reference is made to our opinion letter, dated June 4, 2007, with respect to the fairness from a financial point of view of the Stock Consideration (as defined therein) and the Cash Consideration (as defined therein) to be received by the holders of shares of common stock, par value $0.001 per share, of Solectron Corporation (the “Company”), taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of June 4, 2007, by and among Flextronics International Ltd. (“Flextronics”), Saturn Merger Corp., a wholly owned subsidiary of Flextronics, and the Company.
     The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Registration Statement, as amended.
     In that regard, we hereby consent to the reference to our opinion under the captions “Summary—Opinion of Solectron’s Financial Advisor”, “Solectron Proposal No. 1 and Flextronics Proposal No. 1—The Merger—Background of the Merger”, “Solectron Proposal No. 1 and Flextronics Proposal No. 1—The Merger—Solectron’s Reasons for the Merger and Board Recommendation”, “Solectron Proposal No. 1 and Flextronics Proposal No. 1—The Merger—Opinion of Solectron’s Financial Advisor” and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the above-mentioned Registration Statement, as amended. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement, as amended, and that our opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Registration Statement, as amended), proxy statement or any other document, except in accordance with our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.
Very truly yours,

/s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)